August 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anna Abrahamson

Re:	mCloud Technologies Corp.

Registration Statement on Form F-1, as amended

File No. 333-264859

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 9, 2022, in which we joined mCloud Technologies Corp.’s request that the effective date of the above-referenced Registration Statement be accelerated to Thursday, August 11, 2022, at 5:00 p.m. Eastern Time or as soon as reasonably practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Head of Investment Banking, Executive Managing Director